FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Fowler III Robert R. (Last) (First) (Middle) 1121 Floyd Street (Street) Covington GA 30014 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Main Street Banks, Inc. MSBK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 04/23/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

  X  10% Owner

  X  Officer (give title below)

Vice Chairman

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
MSBK Common Stock	4/21/2003		W		8,000	D		110,740	I	(a)
MSBK Common Stock	4/21/2003		W		8,000	D		102,740	I	(a)
MSBK Common Stock	4/21/2003		W		8,000	D		94,740	I	(a)
MSBK Common Stock	4/21/2003		W		8,000	A		546,890 (b)	D
MSBK Common Stock								1,941,783	I	(c)
MSBK Common Stock								647,208	I	(d)
MSBK Common Stock								363,600	I	(e)
MSBK Common Stock								197,152	I	(f)
MSBK Common Stock								2,744	I	(g)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to Purchase MSBK Common Stock													12,000(h)	D

Explanation of Responses:
(a) As Executor of Louly T. Fowler Estate.*

(b) 163,620 Shares were "Restricted Stock" issued under Restricted Stock Award Plan.  159,948 of the Shares are fully vested.

(c) As Trustee of Fowler Children's Trust.*

(d) As Trustee of Fowler Family Grandchildren's Trusts.*

(e) As Trustee of Fowler Family Generation Skipping Tax Exempt Trusts.*

(f) By spouse, Mary Fowler.*

(g) By Hunter Fowler, L.P.*

(h) Options issued under incentive plan and are not fully vested.

 * The undersigned disclaims beneficial ownership of these interests pursuant to Rule 16a-1(a)(4).

/s/ Robert R. Fowler III by Miller & Martin LLP, Attorney-in-Fact ** Signature of Reporting Person	4/23/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002